UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
October 24, 2019

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

ChromaDex Corporation

File No. 1-37752 - CF#34473

ChromaDex Corporation submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on November 10, 2016.

Based on representations by ChromaDex Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time period specified:

Exhibit 10.1	through November 10, 2022
Exhibit 10.2	through November 10, 2022
Exhibit 10.8	through November 10, 2022
Exhibit 10.9	through November 10, 2022
Exhibit 10.10	through November 10, 2022

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Vanessa A. Countryman
Secretary